FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release, Dated April 3, 2003,

2.

News Release, Dated April 30, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: May 5, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary________

(Title)

Madison Enterprises Corp.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

May 5, 2003

SECURITIES AND EXCHANGE COMMISSION                          VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 3, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

2003 EXPLORATION PROGRAM TO BEGIN ON THE LEWIS PROPERTY

Madison Enterprises Corp. (“Madison”) announces that the 2003 exploration program is beginning at its Lewis Property in Lander County, Nevada.  Field crews are mobilizing to the property to complete a grid survey in advance of a detailed ground magnetics and Quantec TITAN IP/MT survey.  In conjunction with the ground geophysics program, a detailed structural geologic study will be undertaken.  Following receipt of the geophysical and structural geology reports and interpretations, Madison will initiate a 10,000 foot reverse-circulation and core drilling program.

Madison anticipates that the high resolution, deep penetration TITAN system will provide substantial information about the stratigraphic and structural controls of alteration and mineralization on the Lewis property.  The TITAN system is a very advanced electrical earth imaging technology.  This multi technique geophysical system provides accurate subsurface information to a depth of 800 metres (2,600 feet), plus very deep resistivity data to depths greater than 1.5 kilometres (4,900 feet). Through an access agreement with Newmont Mining Corporation, Madison is able to apply the TITAN technology immediately to the north of the Fortitude Open Pit and carry this geophysical model onto the southern portion of the Lewis property.  The geophysical survey will begin on April 10, 2003.

Exploration within Madison’s Lewis Property has outlined a virtually identical geological environment to that underlying the Phoenix-Fortitude area, including a direct on-strike extension to the hosting Antler Sequence stratigraphy (Edna Mountain, Antler Peak and Battle Formations), controlling structures (Virgin and Copper Canyon Structural Zones) and mineralization style.  Madison’s Lewis Property covers an area of 5,500 acres including a three mile strike extent of highly prospective ground northward along this favourable stratigraphic-structural corridor.  Although exploration will focus on the Virgin Structural Zone, it will also investigate additional exploration targets, including the Copper Canyon/Buena Vista Structural Zone and, a possible buried intrusive underlying this portion of the Lewis property.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 30, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) reports that it has, subject to regulatory approval, agreed to issue a total of 55,147 shares at a deemed price of $0.17 per share to a key employee as a result of the reduction of his salary 25%.  In an effort to reduce costs during the continuing market slump in the junior resource sector, key employees and geological consultants of Madison have agreed to reduce the cash portion of their remuneration by 25% and to accept shares of Madison to cover this reduction.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“J.G. Stewart”

_________________________________

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN